SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D
(Amendment No. 5)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Sociedad Química y Minera de Chile S.A.

(Name of Issuer)

Series A Common Stock, no par value (“Series A Shares”)

(Title of Class of Securities)

833636103 (Series A Shares)

(CUSIP Number)

Potash Corporation of Saskatchewan Inc.
122 – 1st Avenue South
Saskatoon, Saskatchewan
Canada S7K 7G3
(306) 933-8500

with a copy to:

     Daniel S. Sternberg, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006
(212) 225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 25, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on the following pages)
(Page 1 of 3 Pages)

CUSIP No. 833636103	13D	Page 2 of 3 Pages

     This Amendment No. 5 (this "Amendment") amends the Schedule 13D, dated November 2, 2001 (the "Schedule 13D"), of Potash Corporation of Saskatchewan Inc. (“PCS”) and Inversiones El Boldo Limitada (“Chile Holdco”), with respect to shares of Series A Common Stock, no par value, of Sociedad Quimica y Minera de Chile S.A. (“SQM”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 1.	Security and Issuer.
No change.
Item 2.	Identity and Background.
No change.
Item 3.	Source and Amount of Funds or Other Consideration.
No change.
Item 4.	Purpose of Transaction.

     On April 25, 2005, Chile Holdco delivered a request to SQM in accordance with applicable Chilean law that the Board of Directors of SQM convene an extraordinary meeting of the shareholders of SQM for the purpose of considering certain amendments to the Estatudos (Bylaws) of SQM. According to the public filings of SQM, the Board of Directors of SQM resolved on April 26, 2005 to call an extraordinary shareholders meeting for Wednesday May 25, 2005. At the extraordinary shareholders meeting Chile Holdco intends to propose a resolution to amend the Bylaws of SQM to eliminate the two separate classes of common stock and combine them into a single class of common stock or, in the alternative, to amend Article 31 of the SQM Bylaws to provide that shareholdings of related parties be taken into account in the calculation of the percentage voting limitations contained in Article 31.

Item 5.	Interest in Securities of the Issuer.
No change.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.
No change.
Item 7.	Material to be Filed as Exhibits.
No change.

CUSIP No. 833636103	13D	Page 3 of 3 Pages

SIGNATURES

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 13, 2005	POTASH CORPORATION OF
SASKATCHEWAN INC.

/s/ Wayne R. Brownlee

	By:	Wayne R. Brownlee
	Title:	Senior Vice President, Treasurer
and Chief Financial Officer

Date: May 13, 2005	INVERSIONES EL BOLDO LIMITADA

/s/ Rodrigo Ochagavia

	By:	Rodrigo Ochagavia
	Title:	Attorney-in-Fact

/s/ Andres Valdes

	By:	Andres Valdes
	Title:	Attorney-in-Fact